Exhibit 1

PERION ANNOUNCES ANOTHER RECORD QUARTER AND YEAR:
FOURTH QUARTER REVENUES UP 90%; ADJUSTED EBITDA TRIPLES TO $4.9 MILLION

Will exceed $110 Million in Revenue and $26 Million of EBITDA in 2013

Tel Aviv and Seattle – March 13, 2013 – Perion Network Ltd. (NASDAQ: PERI), today announced financial results for the fourth quarter and full year ended December 31, 2012.

Q4 2012 non-GAAP Financial Highlights Include:

•	Quarterly revenues increased 90% year-over-year to a record $21.4 million;

•	Product and advertising revenues increased 27% year-over-year, reaching $6.1 million;

•	Search revenue increased year-over-year 136% to a record $15.3 million;

•	Adjusted EBITDA increased 262% year-over-year, reaching $4.9 million, or 23% of revenues;

•	Net income doubled year-over-year, reaching $3.6 million, or 17% of revenues; and

•	Earnings Per Share was $0.32, double that of the fourth quarter of 2011.

Year of 2012 non-GAAP Financial Highlights Include:

•	Year-to date revenues increased 65% year-over-year to a record $61.2 million;

•	Product and advertising revenues increased 101% year-over-year, reaching $23.1 million;

•	Search revenue increased year-over-year 49% to $38.1 million;

•	Adjusted EBITDA increased year-over-year 44% to $14.0 million, or 23% of revenues;

•	Net income was $10.3 million, representing 17% of revenues;

•	Earnings Per Share was $0.99 a 20% increase from 2011; and

•	GAAP Cash Flow from Operations was $16.3 million, a 133% increase from 2011.

Josef Mandelbaum, Perion’s CEO commented: “2012 was a great year for Perion.  We had record organic revenue growth, increased profitability, strong cash generation, made significant progress in our mobile product efforts and we completed another successful and accretive acquisition. As we enter 2013, I am as optimistic about our business as I've ever been since joining Perion. Based on the tremendous advances so far and the opportunities I see ahead, I believe we are well on our way to achieving our long term objective of building a growing and profitable company that provides real value to its users through quality products and services.”

“The momentum has continued in the first quarter and we remain very confident and excited about 2013.” continued Mr. Mandelbaum. “In addition to reaffirming our guidance, we fully expect to continue our existing search partnerships well into the future.  At the same time, we are exploring additional search partnership opportunities to leverage our new scale. 2013 will also be a year of exciting new product launches, like our recent Incredimail for iPad launch, further diversification of our business model and accelerated and sustained growth."

Non-GAAP Financial Comparison for the Fourth Quarter and the Year of 2012:

Revenue: Q4’12 revenues were a record $21.4 million, increasing 90%, compared to the fourth quarter of 2011. The accelerating growth was a result of positive trends in all Perion’s revenue streams, particularly with search generated revenues increasing 136% year-over-year. The extensive growth in search generated revenues was primarily a result of organic growth, in addition to which we benefited from one month of revenues from SweetPacks.

In 2012, revenues increased 65%, reaching $61.2 million, compared to $37.0 million in 2011. As product and advertising sales more than doubled in 2012, they represented 38% of total revenues, as compared to 31% in 2011.

Gross Profits: Gross profit in the fourth quarter of 2012 was $20.3 million, almost double the $10.2 million in the fourth quarter of 2011. The gross profit margin increased to 95% this last quarter, compared to 91% in the fourth quarter of 2011. For the entire year, gross profit in 2012 increased 67%, reaching $57.5 million, compared to $34.5 million, with the gross profit margin increasing to 94%, from 93% in 2011.

Customer Acquisition Costs (“CAC”): In the fourth quarter of 2012, Perion increased its investment in CAC to a record $9.7 million, more than triple the $3.1 million invested in the fourth quarter of 2011. For the entire year, CAC totaled $22.1 million in 2012, compared to only $8.0 million in 2011. The increase in CAC was a combination of an organic increase resulting from ability to better track the return on this investment since the second quarter of this year, as well as that incurred by the acquisition of SweetPacks in November of this year.

Adjusted EBITDA: In the fourth quarter of 2012, Adjusted EBITDA was $4.9 million, or 23% of sales, a 262% increase compared to the $1.4 million in the same quarter last year, despite the $6.6 million increase in CAC.  Adjusted EBITDA in 2012 was $14.0 million, increasing $4.3 million, or 44% from $9.7 million in 2011, even though CAC increased $14.0 million in 2012, compared to 2011.

Net Income: In the fourth quarter of 2012, net income was $3.6 million, or $0.32 per share, more than double the $1.6 million or $0.16 per share in the fourth quarter of 2011. Net income in 2012 was $10.3 million, or $0.99 per share, compared to $8.3 million and $0.83 per share in 2011, increasing 20% despite the $14.0 million increase in CAC.

Cash Flow from Operations: Based on U.S. GAAP, in 2012 cash flow from operations was $16.3 million. Included in that number, is $3.1 million cash, from accounts receivable acquired as part of the SweetPacks acquisition, which will be returned to SweetPacks shareholders in the first half of 2013.  In 2011, cash flow from operations was $7.0 million.

2013 Financial Outlook:

Management today reaffirmed its 2013 Financial Outlook from the Company’s press release on January 8th that it expects:

•	Revenues to exceed $110 million, representing overall growth of 80%+ year-over-year, representing at least 25% organic growth year-over-year;

•	Adjusted EBITDA of at least $26 million, representing an EBITDA margin of 24% and representing approximately 105% growth vs. 2012;

•	Non-GAAP Net Income of at least $20 million, an 18% net profit margin and representing approximately 100% growth vs. 2012; with cash flow from operations closely tracking Non-GAAP Net Income; and

•	Non-GAAP EPS of $1.61, based on an average of 12.4 million shares outstanding.

"Our guidance takes macro changes to the search industry into account, but reflects minimal contribution from new products we expect to introduce during the first half of 2013 and does not include the incremental benefit of potential accretive acquisitions.” concluded Mr. Mandelbaum.

Conference Call

Perion will host a conference call to discuss the results today, March 13th at 10 a.m. EST (4 p.m. Israel Time). To listen to the call please visit the Investor Relations section of Perion’s website at www.perion.com/events-presentations. Click on the link provided for the webcast, or dial 1-866-744-5399. Callers from Israel may access the call by dialing (03) 918-0685. The webcast will be archived on the company’s website for seven days.

About Perion Network Ltd.

Perion Network, Ltd. (NASDAQ: PERI) is a global consumer internet company that develops applications to make the online experience of its users simple, safe and enjoyable. Perion’s three main consumer brands are: Incredimail, Smilebox and SweetIM. Incredimail is a unified messaging application enabling consumers to manage multiple email accounts and Facebook messages in one place with an easy-to-use interface and extensive personalization features, and is available in over 100 countries in 8 languages; Smilebox is a leading photo sharing and social expression product and service that quickly turn life's moments into digital keepsakes for sharing and connecting with friends and family, in a fun and personal way.  SweetIM is an instant messaging application that enables consumers to personalize their everyday communications with free, fun and easy to use content. Perion products have had over 300 million downloads to date with more than 50 million monthly unique visitors across all of its brands. Most of Perion’s applications are monetized through a freemium model. Free versions of our applications are monetized primarily through our toolbar which generates search revenue and display advertising revenue, generated through impressions. A more advanced feature rich version of many of our products is available with a premium upgrade. Perion also offers and develops a range of products for mobile phones and tablets to answer its users increasing mobile demands. For more information on Perion please visit www.perion.com.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred product revenues, amortization of acquired intangible assets, share-based compensation expenses, acquisition related expenses, deferred finance expenses and non-recurring tax benefits. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements,  or financial information, including, among others, potential litigation associated with the transaction, risks that the Company's acquisition activities may disrupt current plans and operations and pose difficulties in employee retention, risks entailed in integrating acquired businesses, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2011. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
Deborah Margalit
Perion Investor Relations
+972-3-7696100
investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/msegal@ms-ir.com
Source: Perion Network Ltd.

PERION NETWORK LTD.
NON-GAAP SUMMARY FINANCIAL METRICS

U.S. dollars in thousands (except per share data), unaudited

	Quarter ended December 31,		Year ended December 31,
	2012	2011	2012	2011
Revenues:
Search	$15,250	$6,458	$38,061	$25,466
Product	4,382	4,209	18,557	8,724
Other	1,739	609	4,588	2,816
Total revenues	$21,371	$11,276	$61,206	$37,006
Gross Profit	$20,262	$10,215	$57,481	$34,499
EBITDA	$4,926	$1,361	$13,994	$9,670
Net Income	$3,634	$1,598	$10,301	$8,269
Diluted EPS	$0.32	$0.16	$0.99	$0.83

PERION NETWORK LTD.
GAAP FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars and number of shares in thousands (except per share data)

	Quarter ended December 31,		Year ended December 31,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)
Revenues:
Search	$15,250	$6,458	$38,061	$25,466
Product	4,377	3,236	17,574	7,191
Other	1,739	609	4,588	2,816
Total revenues	21,366	10,303	60,223	35,473
Cost of revenues	1,850	1,311	5,230	2,840
Gross profit	19,516	8,992	54,993	32,633
Operating expenses:
Research and development, net	2,877	2,386	10,735	7,453
Selling and marketing	2,196	2,494	7,456	4,971
Customer acquisition costs	9,698	3,071	22,061	8,013
General and administrative	3,307	1,665	8,560	7,649
Total operating expenses	18,078	9,616	48,812	28,086
Operating income (loss)	1,438	(624)	6,181	4,547
Financial income (expense), net	80	1,059	(174)	1,293
Income before taxes on income	1,518	435	6,007	5,840
Taxes on income	925	243	2,473	172
Net income	$593	$192	$3,534	$5,668

Basic earnings per share	$0.06	$0.02	$0.35	$0.58
Diluted earnings per share	$0.05	$0.02	$0.34	$0.57

Basic weighted number of shares	10,727	9,914	10,159	9,796
Diluted weighted number of shares	11,275	9,958	10,367	10,002

PERION NETWORK LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars and number of shares in thousands (except per share data), unaudited

	Quarter ended December 31,		Year ended December 31,
	2012	2011	2012	2011
GAAP revenues	$21,366	$10,303	$60,223	$35,473
Valuation adjustment on acquired deferred product revenues	5	973	983	1,533
Non-GAAP revenues	$21,371	$11,276	$61,206	$37,006

GAAP gross profit	$19,516	$8,992	$54,993	$32,633
Valuation adjustment on acquired deferred product revenues	5	973	983	1,533
Share based compensation	2	-	16	-
Amortization of acquired intangible assets	739	250	1,489	333
Non-GAAP gross profit	$20,262	$10,215	$57,481	$34,499

GAAP operating expenses	$18,078	$9,616	$48,812	$28,086
Acquisition related expenses	1,703	39	2,204	1,069
Share based compensation	265	268	1,040	1,183
Amortization of acquired intangible assets	314	255	946	323
Other	-	-	-	(50)
Non-GAAP operating expenses	$15,796	$9,054	$44,622	$25,561

GAAP operating income (loss)	$1,438	$(624)	$6,181	$4,547
Valuation adjustment on acquired deferred product revenues	5	973	983	1,533
Acquisition related expenses	1,703	39	2,204	1,069
Share based compensation	267	268	1,056	1,183
Amortization of acquired intangible assets	1,053	505	2,435	656
Other	-	-	-	(50)
Operating income adjustments	3,028	1,785	6,678	4,391
Non-GAAP operating income	$4,466	$1,161	$12,859	$8,938

GAAP Net income	$593	$192	$3,534	$5,668
Operating income adjustments	3,028	1,785	6,678	4,391
Deferred finance expenses	101	-	177	-
Non-recurring tax benefit	-	(379)	-	(1,790)
Taxes related to amortization of acquired intangible assets	(88)	-	(88)	-
Non-GAAP net income	$3,634	$1,598	$10,301	$8,269

GAAP diluted earnings per share	$0.05	$0.02	$0.34	$0.57
Non-GAAP diluted earnings per share	$0.32	$0.16	$0.99	$0.83
Shares used in computing US GAAP and Non-GAAP diluted earnings per share	11,275	9,958	10,367	10,002

Non-GAAP net income	$3,634	$1,598	$10,301	$8,269
Income tax expense	925	243	2,473	172
Non-recurring tax benefit	88	379	88	1,790
Interest expense (income), net	(80)	(1,059)	174	(1,293)
Deferred finance expenses	(101)	-	(177)	-
Depreciation and amortization	460	200	1,135	732
Non-GAAP EBITDA	$4,926	$1,361	$13,994	$9,670

PERION NETWORK LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2012	2011
	Unaudited	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$21,762	$11,260
Trade receivables	10,246	3,265
Restricted cash	10,260	-
Other receivables and prepaid expenses	5,424	6,459
Total current assets	47,692	20,984

LONG-TERM ASSETS:
Property and equipment, net	1,522	1,300
Goodwill and other intangible assets, net	72,250	31,359
Other assets	1,216	1,261
Total long-term assets	74,988	33,920
Total assets	$122,680	$54,904

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$2,300	$-
Trade payables	9,560	3,207
Deferred revenues	5,132	4,280
Payment obligation related to acquisition	20,317	6,574
Accrued expenses and other liabilities	14,676	11,230
Total current liabilities	51,985	21,011

LONG-TERM LIABILITIES:
Long-term debt	6,550	-
Contingent purchase consideration	6,078	-
Other long-term liabilities	3,357	2,078
Total long-term liabilities	15,985	2,078

SHAREHOLDERS' EQUITY	54,710	31,815
Total liabilities and shareholders' equity	$122,680	$54,904

PERION NETWORK LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, (unaudited)

	Year ended December 31,
	2012	2011
Cash flows from operating activities:
Net income	$3,534	$5,668
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,572	1,388
Stock based compensation expense	1,056	1,183
Accretion of payment obligation related to acquisition	490	100
Finance expense related to marketable securities	-	84
Deferred taxes, net	(172)	(1,140)
Net changes in operating assets and liabilities:
Trade receivables	492	(383)
Other receivables and prepaid expenses	1,658	(1,100)
Other long-term assets	82	60
Trade payables	4,035	108
Deferred revenues	(268)	998
Accrued expenses and other liabilities	1,788	112
Accrued severance pay, net	(3)	(40)
Net cash provided by operating activities	16,264	7,038

Cash flows from investing activities:
Purchase of property and equipment	(662)	(316)
Restricted cash	(343)	90
Capitalization of software development and content costs	(821)	(829)
Cash paid in connection with acquisitions, net of cash acquired	(13,590)	(21,712)
Cash paid by employees on previously exercised options of acquired company	727	-
Proceeds from sales of marketable securities	-	26,704
Investment in marketable securities	-	(11,915)
Net cash used in investing activities	(14,689)	(7,978)

Cash flows from financing activities:
Exercise of share options	77	30
Proceeds from long-term loans	10,000	-
Repayment of long-term loans	(1,150)	-
Dividend paid	-	(3,885)
Net cash provided by (used in) financing activities	8,927	(3,855)
Increase (Decrease) in cash and cash equivalents	10,502	(4,795)
Cash and cash equivalents at beginning of year	11,260	16,055
Cash and cash equivalents at end of period	$21,762	$11,260

Supplemental disclosure of non-cash investing activities:
Issuance of shares in connection with acquisitions	18,200	750
Stock-based compensation that was capitalized as part of capitalization of software development costs	27	-